Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	09:58 14-Dec-05

RNS Number:6361V
Wolseley PLC
14 December 2005

Wolseley plc confirms that Mr F N Hord, who is responsible for the Company's US Building Materials Distribution business, increased his shareholding in the Company on 13 December 2005 by 10,000 ordinary shares of 25p each. He exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all of the shares issued to him:

Director's Name	No. of options	Exercise price	Date of
	exercised	per share (in pence)	transaction

Mr F. N. Hord	10,000	349.75p	13.12.2005

Mr Hord has also gifted 2,000 ordinary shares of 25p each to two US based charities.

As a result of the above transactions, Mr Hord now holds 91,179 ordinary shares in the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END